Exhibit 99(c)

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

AN ENERGY FUTURE HOLDINGS CORP. ENTERPRISE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

AND

INDEPENDENT AUDITORS' REPORT

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

AMS	advanced metering system
Bondco
Refers to Oncor Electric Delivery Transition Bond Company LLC, a wholly-owned consolidated bankruptcy-remote financing subsidiary of Oncor that has issued securitization (transition) bonds to recover certain regulatory assets and other costs.

Deed of Trust
Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended

EECRF	energy efficiency cost recovery factor
EFCH	Refers to Energy Future Competitive Holdings Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH, and/or its subsidiaries, depending on context.
EFH Bankruptcy Proceedings
Refers to voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code filed in US Bankruptcy Court for the District of Delaware on April 29, 2014 (EFH Petition Date) by EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.
EFH OPEB Plan
Refers to an EFH Corp. sponsored plan (in which Oncor participated prior to July 1, 2014) that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company.

EFH Petition Date	April 29, 2014. See EFH Bankruptcy Proceedings above.
EFH Retirement Plan	Refers to the defined benefit pension plan sponsored by EFH Corp., in which Oncor participates. See Oncor Retirement Plan below.
EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.
ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas
Fitch	Fitch Ratings, Ltd. (a credit rating agency)
GAAP	generally accepted accounting principles
Investment LLC
Refers to Oncor Management Investment LLC, a limited liability company and minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B Interests are owned by certain members of the management team and independent directors of Oncor.

IRS	US Internal Revenue Service
LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market
Luminant
Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Moody's	Moody's Investors Services, Inc. (a credit rating agency)
Oncor
Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Bondco, depending on context.

Oncor Holdings
Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner (approximately 80.03%) of Oncor, and/or its subsidiaries, depending on context.

Oncor OPEB Plan
Refers to a plan sponsored by Oncor (effective July 1, 2014) that offers certain postretirement health care and life insurance benefits to eligible Oncor retirees, certain eligible EFH Corp. retirees, and their eligible dependents.

Oncor Retirement Plan	Refers to the defined benefit pension plan sponsored by Oncor (effective January 1, 2013).
Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

OPEB	other postretirement employee benefits
PUCT	Public Utility Commission of Texas
PURA	Texas Public Utility Regulatory Act
purchase accounting
The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider
S&P	Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)
SARs	Stock Appreciation Rights
SARs Plan	Refers to the Oncor Stock Appreciation Rights Plan.
Sponsor Group
Refers collectively to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Global, LLC (together with its affiliates, TPG) and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that have an ownership interest in Texas Holdings.

TCEH
Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFCH and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context. Its major subsidiaries include Luminant and TXU Energy.

TCRF	transmission cost recovery factor
Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.
Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.
Texas margin tax
A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax. Also referred to as "Texas franchise tax" and/or "Texas gross margin tax."

Texas Transmission
Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.'s subsidiaries or any member of the Sponsor Group.

TXU Energy
Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America
VIE	variable interest entity

These consolidated financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to "we," "our," "us" and "the company" are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Oncor Electric Delivery Holdings Company LLC
Dallas, Texas

We have audited the accompanying consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and its subsidiary (the "Company") which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related statements of consolidated income, comprehensive income, membership interests, and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and its subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has implemented certain ring-fencing measures, which management believes mitigate the Company’s potential exposure to the EFH Bankruptcy Proceedings. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 6, 2015

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME
(millions of dollars)

	Year Ended December 31,
	2014	2013	2012
Operating revenues:
Nonaffiliated	$2,851	$2,585	$2,366
Affiliated	971	967	962
Total operating revenues	3,822	3,552	3,328
Operating expenses:
Wholesale transmission service	755	588	502
Operation and maintenance	698	681	669
Depreciation and amortization	851	814	771
Income taxes (Notes 1, 4 and 13)	280	247	240
Taxes other than income taxes	438	424	415
Total operating expenses	3,022	2,754	2,597
Operating income	800	798	731
Other income and deductions:
Other income (Note 14)	13	18	26
Other deductions (Note 14)	15	15	64
Nonoperating income taxes (Note 4)	9	12	3
Interest income	3	4	24
Interest expense and related charges (Note 14)	353	371	374
Net income	439	422	340
Net income attributable to noncontrolling interests	(90)	(87)	(70)
Net income attributable to Oncor Holdings	$349	$335	$270

See Notes to Financial Statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,
	2014	2013	2012
Net income	$439	$422	$340
Other comprehensive income (loss):
Cash flow hedges — derivative value net loss recognized in net income (net of tax expense of $1, $1 and 1 ) (Note 1)	2	2	3
Defined benefit pension and OPEB plans (net of tax benefit of $33, $8 and $1) (Note 11)	(61)	(16)	(3)
Total other comprehensive loss	(59)	(14)	—
Comprehensive income	380	408	340
Comprehensive income attributable to noncontrolling interests	(78)	(84)	(70)
Comprehensive income attributable to Oncor Holdings	$302	$324	$270

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2014	2013	2012
Cash flows — operating activities:
Net income	$439	$422	$340
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	892	848	802
Deferred income taxes — net	135	174	182
Other — net	(3)	(4)	(4)
Changes in operating assets and liabilities:
Accounts receivable - trade (including affiliates)	8	(129)	52
Inventories	(9)	9	(3)
Accounts payable — trade (including affiliates)	15	38	(9)
Deferred revenues (Note 5)	(44)	(53)	(101)
Other — assets	(232)	178	(15)
Other — liabilities	52	(147)	(8)
Cash provided by operating activities	1,253	1,336	1,236
Cash flows — financing activities:
Issuances of long-term debt (Note 7)	250	100	900
Repayments of long-term debt (Note 7)	(131)	(125)	(1,018)
Net (decrease) increase in short term borrowings (Note 6)	(34)	10	343
Distributions to parent (Note 8)	(202)	(213)	(147)
Distributions to noncontrolling interests	(56)	(62)	(45)
Decrease in note receivable from TCEH (Note 13)	—	—	20
Sale of related-party agreements (Note 13)	—	—	159
Debt discount, financing and reacquisition expenses — net	(5)	1	(46)
Other — net	(1)	—	(1)
Cash (used in) provided by financing activities	(179)	(289)	165
Cash flows — investing activities:
Capital expenditures	(1,107)	(1,079)	(1,389)
Other — net	10	15	21
Cash used in investing activities	(1,097)	(1,064)	(1,368)
Net change in cash and cash equivalents	(23)	(17)	33
Cash and cash equivalents — beginning balance	28	45	12
Cash and cash equivalents — ending balance	$5	$28	$45

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS
(millions of dollars)

	At December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$5	$28
Restricted cash — Bondco (Note 14)	56	52
Trade accounts receivable from nonaffiliates — net (Note 14)	407	385
Trade accounts and other receivables from affiliates (Note 13)	118	135
Income taxes receivable from EFH Corp. (Note 13)	144	16
Materials and supplies inventories — at average cost	73	65
Accumulated deferred income taxes (Note 4)	10	32
Prepayments and other current assets	91	82
Total current assets	904	795
Restricted cash — Bondco (Note 14)	16	16
Investments and other property (Note 14)	97	91
Property, plant and equipment — net (Note 14)	12,463	11,902
Goodwill (Notes 1 and 14)	4,064	4,064
Regulatory assets — net — Oncor (Note 5)	1,321	1,098
Regulatory assets — net — Bondco (Note 5)	108	226
Other noncurrent assets	67	71
Total assets	$19,040	$18,263
LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 6)	$711	$745
Long-term debt due currently — Oncor (Note 7)	500	—
Long-term debt due currently — Bondco (Note 7)	139	131
Trade accounts payable to nonaffiliates	202	178
Income taxes payable to EFH Corp. (Note 13)	24	23
Accrued taxes other than income taxes	174	169
Accrued interest	93	95
Other current liabilities	156	135
Total current liabilities	1,999	1,476
Long-term debt, less amounts due currently — Oncor (Note 7)	4,956	5,202
Long-term debt, less amounts due currently — Bondco (Note 7)	41	179
Accumulated deferred income taxes (Notes 1, 4 and 13)	1,978	1,905
Other noncurrent liabilities and deferred credits (Notes 13 and 14)	2,245	1,822
Total liabilities	11,219	10,584
Commitments and contingencies (Note 8)
Membership interests (Note 9):
Capital account	6,136	5,989
Accumulated other comprehensive loss, net of tax effects	(86)	(39)
Oncor Holdings membership interest	6,050	5,950
Noncontrolling interests in subsidiary	1,771	1,729
Total membership interests	7,821	7,679
Total liabilities and membership interests	$19,040	$18,263

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS
(millions of dollars)

	Year Ended December 31,
	2014	2013	2012
Capital account:
Balance at beginning of period	$5,989	$5,867	$5,745
Net income attributable to Oncor Holdings	349	335	270
Distributions to parent	(202)	(213)	(147)
Sale of related-party agreements (net of tax benefit of $—, $— and $1) (Note 13)	—	—	(1)
Capital contributions (a)	—	—	—
Balance at end of period	6,136	5,989	5,867
Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(39)	(25)	(25)
Net effects of cash flow hedges (net of tax expense of $1, $1 and $1)	2	2	2
Defined benefit pension and OPEB plans (net of tax benefit of $26, $9 and $1)	(49)	(16)	(2)
Balance at end of period	(86)	(39)	(25)
Oncor Holdings membership interest at end of period	6,050	5,950	5,842
Noncontrolling interests in subsidiary (Note 10):
Balance at beginning of period	1,729	1,645	1,564
Net income attributable to noncontrolling interests	90	87	70
Distributions to noncontrolling interests	(56)	(62)	(45)
Change related to future tax distributions from Oncor	20	63	56
Net effects of cash flow hedges (net of tax expense of $— , $— and $—)	—	—	1
Defined benefit pension and OPEB plans (net of tax benefit of $7, $2 and $—) (Note 11)	(12)	(3)	(1)
Other	—	(1)	—
Noncontrolling interests in subsidiary at end of period	1,771	1,729	1,645
Total membership interests at end of period	$7,821	$7,679	$7,487
____________

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to "we," "our," "us" and "the company" are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. The financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments. See "Glossary" on page i for definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of our direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Revenues from TCEH represented 25%, 27% and 29% of total operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively. We are a direct, wholly-owned subsidiary of EFIH, a direct, wholly-owned subsidiary of EFH Corp. EFH Corp. is a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

Our consolidated financial statements include our indirect, bankruptcy-remote financing subsidiary, Bondco, a VIE (see Note 14). This financing subsidiary was organized for the limited purpose of issuing certain transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002. Bondco issued an aggregate $1.3 billion principal amount of transition bonds during 2003 and 2004. At December 31, 2014, $180 million principal amount of transition bonds (maturing in 2015 and 2016) was outstanding (see Note 7).

Various "ring-fencing" measures have been taken to enhance the separateness between the Oncor Ring-Fenced Entities and the Texas Holdings Group and our credit quality. These measures serve to mitigate our and Oncor's credit exposure to the Texas Holdings Group and to reduce the risk that our assets and liabilities or those of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in connection with a bankruptcy of one or more of those entities, including the EFH Bankruptcy Proceedings discussed below. Such measures include, among other things: Oncor's sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors and Oncor's board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of any member of the Texas Holdings Group. We and Oncor do not bear any liability for debt or contractual obligations of the Texas Holdings Group, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from the Texas Holdings Group.

EFH Bankruptcy Proceedings

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries that are members of the Texas Holdings Group, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the US Bankruptcy Code. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. We believe the “ring-fencing” measures discussed above mitigate our and Oncor’s exposure to the EFH Bankruptcy Proceedings. See Note 2 for a discussion of the potential impacts of the EFH Bankruptcy Proceedings on our financial statements.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as our audited financial statements for the year ended December 31, 2013 included in EFH Corp.'s Annual Report on Form 10-K for the year ended December 31, 2013 filed on April 30, 2014 (Commission File No. 1-12833). All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through March 6, 2015,the date these consolidated financial statements were available to be issued.

Consolidation of Variable Interest Entities

A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. We consolidate a VIE if we have: a) the power to direct the significant activities of the VIE and b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary). See Note 14.

Income Taxes

Effective with the November 2008 sale of equity interests in Oncor, Oncor became a partnership for US federal income tax purposes, and subsequently only EFH Corp.'s share of partnership income is included in its consolidated federal income tax return. Our tax sharing agreement with Oncor and EFH Corp. was amended in November 2008 to include Texas Transmission and Investment LLC. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify interest and penalties expense related to uncertain tax positions as current accumulated deferred income taxes as discussed in Note 4.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is required to be recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Reconcilable Tariffs

The PUCT has designated certain tariffs (TCRF, EECRF surcharges, AMS surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

Revenue Recognition

Revenue includes an estimate for electricity delivery services provided from the billed meter reading date to the end of the period (unbilled revenue). For electricity delivery services billed on the basis of kWh volumes, unbilled revenue is based on data collected through Oncor's AMS. For other electricity delivery services, unbilled revenue is based on average daily revenues for the most recent period applied to the number of unmetered days through the end of the period.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We also evaluate goodwill for impairment annually (at December 1) and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

If at the assessment date our carrying value exceeds our estimated fair value (enterprise value), then the estimated enterprise value is compared to the estimated fair values of our operating assets (including identifiable intangible assets) and liabilities at the assessment date. The resultant implied goodwill amount is compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The goodwill impairment test performed in 2014 was based on a qualitative assessment in which we considered macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relative factors. Goodwill impairment tests performed in 2013 and 2012 were based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values (quantitative assessment). Based on tests results, no impairments were recognized in 2014, 2013 or 2012.

System of Accounts

Our accounting records have been maintained in accordance with the US Federal Energy Regulatory Commission Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and OPEB Plans

Oncor has liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and an OPEB plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. In 2012, EFH Corp. made various changes to the EFH Retirement Plan, including splitting off into a new plan all of the assets and liabilities associated with Oncor employees and all retirees and terminated vested participants of EFH Corp. and its subsidiaries (including discontinued businesses). See Note 11 for additional information regarding pension and OPEB plans.

Contingencies

We evaluate and account for contingencies using the best information available. A loss contingency is accrued and disclosed when it is probable that an asset has been impaired or a liability incurred and the amount of the loss can be reasonably estimated. If a range of probable loss is established, the minimum amount in the range is accrued, unless some other amount within the range appears to be a better estimate. If the probable loss cannot be reasonably estimated, no accrual is recorded, but the loss contingency is disclosed to the effect that the probable loss cannot be reasonably estimated. A loss contingency will be disclosed when it is reasonably possible that an asset has been impaired or a liability incurred. If the likelihood that an impairment or incurrence is remote, the contingency is neither accrued nor disclosed. Gain contingencies are recognized upon realization.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB plans trusts (see Note 11) and long-term debt (see Note 7).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a "mid-market" valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•
Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•
Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kilowatt-hours delivered and are the principal component of "taxes other than income taxes" as reported in the income statement. Franchise taxes are not a "pass through" item. Rates charged to customers by Oncor are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 14 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. When accrued removal costs exceed incurred removal costs, the difference is reclassified as a regulatory obligation to retire assets in the future.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion of capitalized AFUDC is accounted for as other income. Oncor recorded no equity AFUDC in the years ended December 31, 2014 and 2013 and $1 million in the year ended December 31, 2012. See Note 14 for detail of amounts charged to interest expense.

Regulatory Assets and Liabilities

Our financial statements reflect regulatory assets and liabilities under cost-based rate regulation in accordance with accounting standards related to the effect of certain types of regulation. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 5 for details of regulatory assets and liabilities.

Changes in Accounting Standards
In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue from Contracts with Customers. ASU 2014-09 introduces new, increased requirements for disclosure of revenue in financial statements and is intended to eliminate inconsistencies in revenue recognition and thereby improve financial reporting comparability across entities, industries and capital markets. ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016 for public entities. Early application is not permitted. We are currently evaluating the potential impact of ASU 2014-09. The adoption of ASU 2014-09 is not expected to have a material effect on our reported results of operations, financial condition or cash flows.

2.	EFH BANKRUPTCY PROCEEDINGS

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries that are members of the Texas Holdings Group, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the US Bankruptcy Code. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. We believe the “ring-fencing” measures discussed above mitigate our and Oncor’s exposure to the EFH Bankruptcy Proceedings. See Note 1 and below for further information regarding the EFH Bankruptcy Proceedings and the proposed change in control of Oncor's indirect majority owner in connection with such proceedings.

The US Bankruptcy Code automatically enjoined, or stayed, Oncor from judicial or administrative proceedings or filing of other actions against Oncor’s affiliates or their property to recover, collect or secure Oncor’s claims arising prior to the EFH Petition Date. Following the EFH Petition Date, EFH Corp. received approval from the bankruptcy court to pay or otherwise honor certain prepetition obligations generally designed to stabilize its operations. Included in the approval were the obligations owed to Oncor representing its prepetition electricity delivery fees. As of the EFH Petition Date, Oncor estimated that its receivables from the Texas Holdings Group totaled approximately $129 million. Since that time, Oncor has collected $127 million of the prepetition amount. Oncor estimates any potential pre-tax loss resulting from the EFH Bankruptcy Proceedings to be immaterial. As such, a provision for uncollectible accounts from affiliates had not been established as of December 31, 2014.

Proposed Change in Control of Majority Owner

In September 2014, with input and support from several key EFH Corp. stakeholders, the debtors in the EFH Bankruptcy Proceedings filed a motion with the bankruptcy court seeking the entry of an order approving bidding procedures that would result in a change in control of Oncor's indirect majority owner. During October 2014, the bankruptcy court held hearings regarding the motion. In November 2014, the bankruptcy court conditionally approved the motion. In January 2015, the bankruptcy court approved the debtors’ bidding procedures motion that sets forth the process by which the debtors are authorized to solicit proposals (i.e., bids) from third parties to acquire (in any form and employing any structure, whether taxable (in whole or in part) or tax-free) an indirect equity ownership interest in Oncor in accordance with the Bankruptcy Code. These bidding procedures contemplate that the debtors select a stalking horse bid after a two-stage closed bidding process, and, after approval by the bankruptcy court of such stalking horse bid, the debtors conduct a round of open bidding culminating in an auction intended to obtain a higher or otherwise best bid for a transaction. Initial bids are due no later than March 2, 2015. We cannot predict the outcome of this process, including whether the debtors will receive any acceptable bid or whether the bankruptcy court will approve any such bid or whether any such transaction will (or when it will) ultimately close because any such transaction would be the subject of customary closing conditions, including receipt of all applicable regulatory approvals.

The EFH Bankruptcy Proceedings are a complex litigation matter and the full extent of potential exposure at this time is unknown. Bankruptcy courts have broad equitable powers, and as a result, outcomes in bankruptcy proceedings are inherently difficult to predict. We will continue to evaluate our affiliate transactions and contingencies throughout the EFH Bankruptcy Proceedings to determine any risks and resulting impacts on our and Oncor’s financial statements. EFH Corp. has been exploring various options regarding potential transactions that could be deemed to implicate a regulatory review. Oncor has made some preliminary preparations for potential change in control filings, including discussions with EFH Corp. and others, in light of the proposals in the EFH Bankruptcy Proceedings, but cannot predict the result of any transaction or review.

See Note 13 for details of Oncor’s related-party transactions with members of the Texas Holdings Group.

3.	REGULATORY MATTERS

2008 Rate Review

In August 2009, the PUCT issued a final order with respect to Oncor's June 2008 rate review filing with the PUCT and 204 cities based on a test year ended December 31, 2007 (Docket 35717), and new rates were implemented in September 2009. Oncor and four other parties appealed various portions of the rate review final order to a state district court.  In January 2011, the district court signed its judgment reversing the PUCT with respect to two issues: the PUCT’s disallowance of certain franchise fees and the PUCT’s decision that PURA no longer requires imposition of a rate discount for state colleges and universities.  Oncor filed an appeal with the Texas Third Court of Appeals (Austin Court of Appeals) in February 2011 with respect to the issues it appealed to the district court and did not prevail upon, as well as the district court’s decision to reverse the PUCT with respect to discounts for state colleges and universities. In early August 2014, the Austin Court of Appeals reversed the district court and affirmed the PUCT with respect to the PUCT’s disallowance of certain franchise fees and the PUCT’s decision that PURA no longer requires imposition of a rate discount for state colleges and universities. The Austin Court of Appeals also reversed the PUCT and district court’s rejection of a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments and remanded the issue to the PUCT to determine the amount of the consolidated tax savings adjustment. In late August 2014, Oncor filed a motion on rehearing with the Austin Court of Appeals with respect to certain appeal issues on which it was were not successful, including the consolidated tax savings adjustment. In December 2014, the Austin Court of Appeals issued its Opinion on Rehearing, clarifying that it was rendering judgment on the rate discount for state colleges and universities issue (affirming that PURA no longer requires imposition of the rate discount) rather than remanding it to the PUCT, and dismissing the motions for rehearing regarding the franchise fee issue and the consolidated tax savings adjustment. Oncor filed a petition for review with the Texas Supreme Court on February 19, 2015. If Oncor’s appeals efforts are unsuccessful and the proposed consolidated tax savings adjustment is implemented, Oncor estimates that on remand, the impact on earnings of the consolidated tax savings adjustment’s value could range from zero, as originally determined by the PUCT in Docket 35717, to a $130 million loss (after tax). Oncor does not believe that any of the other issues ruled upon by the Austin Court of Appeals would result in a material impact to its results of operations or financial condition.

Oncor is involved in various other regulatory proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

4.	INCOME TAXES

The components of our income tax expense (benefit) are as follows:

	Year Ended December 31,
	2014	2013	2012
Reported in operating expenses:
Current:
US federal	$113	$51	$23
State	24	12	21
Deferred:
US federal	146	181	200
State	—	6	—
Amortization of investment tax credits	(3)	(3)	(4)
Total reported in operating expense	280	247	240
Reported in other income and deductions:
Current:
US federal	21	26	21
State	—	—	—
Deferred federal	(12)	(14)	(18)
Total reported in other income and deductions	9	12	3
Total income tax expense	$289	$259	$243

Reconciliation of income taxes computed at the US federal statutory rate to income taxes:

	Year Ended December 31,
	2014	2013	2012
Income before income taxes	$728	$681	$583
Income taxes at the US federal statutory rate of 35%	$255	$238	$204
Amortization of investment tax credits — net of deferred tax effect	(3)	(3)	(4)
Amortization (under regulatory accounting) of statutory tax rate changes	(2)	(2)	(3)
Amortization of Medicare subsidy regulatory asset	14	14	14
Texas margin tax, net of federal tax benefit	16	15	14
Nondeductible losses (gains) on benefit plan investments	(2)	(3)	(2)
Other, including audit settlements	11	—	20
Income tax expense	$289	$259	$243
Effective rate	39.7%	38.0%	41.7%

At December 31, 2014 and 2013, net amounts of $1.968 billion and $1.873 billion, respectively, were reported in the balance sheets as accumulated deferred income taxes. These amounts include $2.005 billion and $1.896 billion, respectively, related to our investment in the Oncor partnership.

Accounting For Uncertainty in Income Taxes

EFH Corp. and its subsidiaries file or have filed income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. The examination process of EFH Corp. and its subsidiaries' federal income tax returns for the years ending prior to January 1, 2008 are complete, but the tax years 2003 through 2006 remain in appeals with the IRS. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2006.

Oncor has been advised by EFH Corp. that approval by the Joint Committee on Taxation for the 1997 through 2002 IRS appeals settlement was received in May 2013 and that all issues contested have been resolved. As a result, the liability for uncertain tax positions was reduced by $32 million in the second quarter of 2013. This resolution also resulted in a $10 million net reduction to accumulated deferred income taxes and a reversal of accrued interest and tax totaling $5 million ($3 million after tax), which is reported as a decrease in income taxes. Oncor made a cash payment of $33 million to EFH Corp. in the third quarter of 2013, as required under the tax sharing agreement, to settle the liability resulting from the 1997 through 2002 IRS audit, and received a $10 million refund from EFH Corp. as a result of filing amended Texas franchise tax returns for 1997 through 2001.

The IRS audit for the years 2003 through 2006 was concluded in June 2011. A significant number of adjustments to the originally filed returns for such years were proposed. In March 2013, EFH Corp. and the IRS agreed on terms to resolve the disputed adjustments. In the first quarter of 2013, the liability for uncertain tax positions was reduced by $76 million to reflect the terms of the agreement. This reduction consisted of a $58 million increase to accumulated deferred income taxes and a reversal of accrued interest and tax totaling $18 million ($12 million after tax), which is reported as a decrease in income taxes. In the fourth quarter of 2013, the 2003 through 2006 state tax positions were remeasured, which resulted in a net reversal of accrued interest and tax totaling $3 million. The cash income tax impact related to the conclusion of the 2003 through 2006 audit is a refund from our members of approximately $9 million that is recorded in accumulated deferred income taxes.

In the first quarter of 2014, several uncertain tax positions were remeasured under US GAAP guidance as a result of new information received from the IRS with respect to the audit of tax years 2007 through 2009. As a result, the liability for uncertain tax positions was reduced by $18 million. This reduction consisted of a $16 million increase in accumulated deferred income tax liability and a $2 million ($1 million after tax) reversal of accrued interest, which is reported as a decrease in income taxes. In September 2014, EFH Corp. signed the final agreed Revenue Agent Report and associated documentation (RAR) for the 2007 tax year and filed a motion seeking approval of the bankruptcy court in the EFH Bankruptcy Proceedings of its signing of the RAR. With the signing of the RAR in the third quarter of 2014, the remaining $1 million liability for uncertain tax positions with respect to tax year 2007 was released. The reduction consisted of a $1 million reversal of income taxes. Final processing of the agreed RAR continues. The cash income tax impact related to the conclusion of the 2007 audit is expected to be a refund of approximately $44 million that is recorded in accumulated deferred income taxes.

In the fourth quarter of 2014, the Department of Justice filed a claim with the bankruptcy court for open tax years through 2013 that was consistent with the settlement EFH Corp. reached with the IRS for tax years 2003 through 2006. As a result of this filing, the 2003 through 2006 open tax years for GAAP purposes were settled and the liability for uncertain tax positions was reduced by $35 million. This reduction consisted of a $33 million increase in accumulated deferred income tax liability and a $2 million reduction in income taxes.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in our consolidated balance sheet, during the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Balance at January 1, excluding interest and penalties	$54	$144	$126
Additions based on tax positions related to prior years	—	—	18
Reductions based on tax positions related to prior years	(16)	(66)	—
Settlements with taxing authorities	(36)	(24)	—
Balance at December 31, excluding interest and penalties	$2	$54	$144

Of the balances at December 31, 2014 and 2013, $3 million and $51 million, respectively, represent tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period. With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. or we sustain such positions on income tax returns previously filed, our liabilities recorded would increase by $1 million resulting in decreased net income and an unfavorable impact on the effective tax rate.

Noncurrent liabilities included no accrued interest related to uncertain tax positions at December 31, 2014 and a total of $2 million in accrued interest related to uncertain tax positions at December 31, 2013. Amounts recorded related to interest and penalties totaled benefits of $1 million and $15 million in the years ended December 31, 2014 and 2013, respectively, and an expense of $3 million in the year ended December 31, 2012 (all amounts after tax). The federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

5.	REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below.

	Remaining Rate Recovery/Amortization Period at December 31, 2014	Carrying Amount At
		December 31, 2014	December 31, 2013
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)(e)	1 year	$148	$281
Employee retirement costs	5 years	55	71
Employee retirement costs to be reviewed (b)(c)	To be determined	246	224
Employee retirement liability (a)(c)(d)	To be determined	865	491
Self-insurance reserve (primarily storm recovery costs) — net	5 years	127	158
Self-insurance reserve to be reviewed — net (b)(c)	To be determined	242	196
Securities reacquisition costs (pre-industry restructure)	2 years	23	32
Securities reacquisition costs (post-industry restructure) — net	Lives of related debt	7	5
Recoverable amounts in lieu of deferred income taxes — net	Life of related asset or liability	14	42
Deferred conventional meter and metering facilities depreciation	Largely 6 years	123	146
Deferred AMS costs	To be determined	113	62
Energy efficiency performance bonus (a)	1 year	22	12
Under-recovered wholesale transmission service expense (a)(c)	1 year	26	37
Other regulatory assets	Various	12	14
Total regulatory assets		2,023	1,771
Regulatory liabilities:
Estimated net removal costs	Lives of related assets	531	385
Investment tax credit and protected excess deferred taxes	Various	18	23
Over-collection of transition bond revenues (a)(e)	1 year	32	35
Energy efficiency programs (a)	Not applicable	13	4
Total regulatory liabilities		594	447
Net regulatory asset		$1,429	$1,324
____________

(a)	Not earning a return in the regulatory rate-setting process.

(b)	Costs incurred since the period covered under the last rate review.

(c)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.

(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

(e)
Bondco net regulatory assets of $108 million at December 31, 2014 consisted of $140 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $32 million. Bondco net regulatory assets of $226 million at December 31, 2013 consisted of $261 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $35 million.

In August 2011, the PUCT issued a final order in Oncor's rate review filed in January 2011. The rate review included a determination of the recoverability of regulatory assets at June 30, 2010, including the recoverability period of those assets deemed allowable by the PUCT.

In accordance with the PUCT's August 2009 order in Oncor's rate review, the remaining net book value and the approved amount of removal cost of existing conventional meters that were replaced by advanced meters are being charged to depreciation and amortization expense over an 11-year cost recovery period.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the AMS surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. Oncor accounts for the difference between the surcharge billings for advanced metering facilities and the allowable revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory asset at December 31, 2014 and 2013 totaled $113 million and $62 million, respectively.

As a result of purchase accounting, in 2007 the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount is being accreted to other income over the recovery period that was remaining at October 10, 2007 (approximately nine years).

See Note 13 for additional information regarding nuclear decommissioning cost recovery.

6.	BORROWINGS UNDER CREDIT FACILITIES

At December 31, 2014, Oncor had a $2.4 billion secured revolving credit facility to be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. The revolving credit facility expires in October 2016, and Oncor has the option of requesting up to two one-year extensions, with such extensions subject to certain conditions and lender approval. The terms of the revolving credit facility allow Oncor to request an additional increase in its borrowing capacity of $100 million, provided certain conditions are met, including lender approval.

Borrowings under the revolving credit facility are classified as short-term on the balance sheet and are secured equally and ratably with all of Oncor's other secured indebtedness by a first priority lien on property acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust.

At December 31, 2014, Oncor had outstanding borrowings under the revolving credit facility totaling $711 million with an interest rate of 1.29% and outstanding letters of credit totaling $7 million. At December 31, 2013, Oncor had outstanding borrowings under the revolving credit facility totaling $745 million with an interest rate of 1.67% and outstanding letters of credit totaling $6 million.

Borrowings under the revolving credit facility bear interest at per annum rates equal to, at Oncor's option, (i) LIBOR plus a spread ranging from 1.00% to 1.75% depending on credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.75% depending on credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt. At December 31, 2013, all outstanding borrowings bore interest at LIBOR plus 1.125%. Amounts borrowed under the facility, once repaid, can be borrowed again from time to time.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate equal to 0.100% to 0.275% (such spread depending on certain credit ratings assigned to Oncor’s senior secured debt) of the daily unused commitments under the revolving credit facility. Letter of credit fees on the stated amount of letters of credit issued under the revolving credit facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks. At December 31, 2014, letters of credit bore interest at 1.325%, and a commitment fee (at a rate of 0.125% per annum) was payable on the unfunded commitments under the facility, each based on Oncor’s current credit ratings.

Subject to the limitations described below, borrowing capacity available under the credit facility at December 31, 2014 and 2013 was $1.682 billion and $1.649 billion, respectively. Generally, Oncor's indentures and revolving credit facility limit the incurrence of other secured indebtedness except for indebtedness secured equally and ratably with the indentures and revolving credit facility and certain permitted exceptions. As described further in Note 7, the Deed of Trust permits Oncor to secure indebtedness (including borrowings under its revolving credit facility) with the lien of the Deed of Trust. At December 31, 2014, the available borrowing capacity of the revolving credit facility could be fully drawn.

The revolving credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiaries from, among other things: incurring additional liens; entering into mergers and consolidations; and sales of substantial assets. In addition, the revolving credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. For purposes of the ratio, debt is calculated as indebtedness defined in the revolving credit facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with US GAAP). The debt calculation excludes transition bonds issued by Bondco, but includes the unamortized fair value discount related to Bondco. Capitalization is calculated as membership interests determined in accordance with US GAAP plus indebtedness described above. At December 31, 2014, Oncor was in compliance with this covenant with a debt-to-capitalization ratio of 0.45 to 1.00 and with all other covenants.

7.	LONG-TERM DEBT

At December 31, 2014 and 2013, our long-term debt consisted of the following:

	December 31,
	2014	2013
Oncor (a):
6.375% Fixed Senior Notes due January 15, 2015	$500	$500
5.000% Fixed Senior Notes due September 30, 2017	324	324
6.800% Fixed Senior Notes due September 1, 2018	550	550
2.150% Fixed Senior Notes due June 1, 2019	250	—
5.750% Fixed Senior Notes due September 30, 2020	126	126
4.100% Fixed Senior Notes due June 1, 2022	400	400
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
5.250% Fixed Senior Notes due September 30, 2040	475	475
4.550% Fixed Senior Notes due December 1, 2041	400	400
5.300% Fixed Senior Notes due June 1, 2042	500	500
Unamortized discount	(19)	(23)
Less amount due currently	(500)	—
Long-term debt, less amounts due currently - Oncor	4,956	5,202
Oncor Electric Delivery Transition Bond Company LLC (b):
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	54	106
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	126	205
Unamortized fair value discount related to transition bonds	—	(1)
Less amount due currently	(139)	(131)
Long-term debt, less amounts due currently - Bondco	41	179
Total long-term debt (c)	$4,997	$5,381
____________

(a)	Secured by first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor's other secured indebtedness. See "Deed of Trust" below for additional information.

(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.

(c)	According to our organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money.

Debt-Related Activity in 2014

Debt Repayments

Repayments of long-term debt in 2014 totaled $131 million and represent transition bond principal payments at scheduled maturity dates.

Issuance of New Senior Secured Notes

In May 2014, Oncor issued $250 million aggregate principal amount of 2.150% senior secured notes maturing in June 2019 (2019 Notes). Oncor used the proceeds (net of the initial purchasers’ discount, fees and expenses) of approximately $248 million from the sale of the 2019 Notes to repay borrowings under its revolving credit facility and for other general corporate purposes. The 2019 Notes are secured by a first priority lien, and are secured equally and ratably with all of Oncor’s other secured indebtedness.

Interest on the 2019 Notes is payable in cash semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2014. Oncor may at its option redeem the 2019 Notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, until May 1, 2019, a make-whole premium. The 2019 Notes also contain customary events of default, including failure to pay principal or interest on the 2019 Notes when due.

The 2019 Notes were issued in a private placement. In December 2014 Oncor completed an offering with the holders of the 2019 Notes to exchange their respective 2019 Notes for notes that have terms identical in all material respects to the Notes (2019 Exchange Notes), except that the 2019 Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The 2019 Exchange Notes were registered on a Form S-4, which was declared effective in November 2014.

Debt-Related Activity in 2013

Debt Repayments

Repayments of long-term debt in 2013 totaled $125 million and represent transition bond principal payments at scheduled maturity dates.

Issuance of New Senior Secured Notes

In May 2013, Oncor completed the sale of $100 million aggregate principal amount of 4.550% senior secured notes maturing in December 2041 (Additional 2041 Notes). The Additional 2041 Notes were an additional issuance of Oncor’s 4.550% senior secured notes maturing in December 2041, $300 million aggregate principal amount of which Oncor previously issued in November 2011 (2041 Notes). The Additional 2041 Notes were issued as part of the same series as the 2041 Notes. Oncor used the net proceeds of approximately $107 million from the sale of the Additional 2041 Notes to repay borrowings under its revolving credit facility and for general corporate purposes. The Additional 2041 Notes and 2041 Notes are secured by the first priority lien and are secured equally and ratably with all of Oncor’s other secured indebtedness discussed below.

Interest on the Additional 2041 Notes is payable in cash semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2013. Oncor may at its option redeem the Additional 2041 Notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, until June 1, 2041, a make-whole premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

The Additional 2041 Notes were issued in a private placement. In July 2013 Oncor completed an offering with the holders of the Additional 2041 Notes to exchange their respective Additional 2041 Notes for notes that have terms identical in all material respects to the Additional 2041 Notes (Exchange Notes), except that the Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The Exchange Notes were registered on a Form S-4, which was declared effective in June 2013.

Deed of Trust

Oncor's secured indebtedness, including the revolving credit facility described in Note 5, is secured equally and ratably by a first priority lien on property Oncor acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits Oncor to secure indebtedness (including borrowings under our revolving credit facility) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2014, the amount of available bond credits was approximately $2.208 billion and the amount of future debt Oncor could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $1.570 billion.

Maturities

Long-term debt maturities at December 31, 2014, are as follows:

Year:	Amount
2015	$639
2016	41
2017	324
2018	550
2019	250
Thereafter	3,851
Unamortized discount	(19)
Total	$5,636

Fair Value of Long-Term Debt

At December 31, 2014 and 2013,the estimated fair value of our long-term debt (including current maturities) totaled $6.844 billion and $6.188 billion, respectively, and the carrying amount totaled $5.636 billion and $5.512 billion, respectively. The fair value is estimated based upon the market value as determined by quoted market prices, representing Level 1 valuations under accounting standards related to the determination of fair value.

8.	COMMITMENTS AND CONTINGENCIES

EFH Bankruptcy Proceedings

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries that are members of the Texas Holdings Group, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the US Bankruptcy Code. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. See Notes 3 and 13 for a discussion of the potential impacts on us as a result of the EFH Bankruptcy Proceedings and our related-party transactions involving members of the Texas Holdings Group, respectively.

Leases

At December 31, 2014, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year	Amount
2015	$5
2016	4
2017	1
2018	—
2019	—
Thereafter	—
Total future minimum lease payments	$10

Rent charged to operation and maintenance expense totaled $9 million, $10 million and $15 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The 2015 requirement is $50 million.

Guarantees

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At December 31, 2014, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled $6 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately 2.5 years.

Legal/Regulatory Proceedings

We are involved in other various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows. See Note 3 for additional information regarding contingencies.

Labor Contracts

At December 31, 2014, approximately 19% of Oncor's full time employees were represented by a labor union and covered by a collective bargaining agreement with an expiration date of October 25, 2015.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

9.	MEMBERSHIP INTERESTS

On February 25, 2015, our board of directors declared a cash distribution of $74 million, which was paid to EFIH on February 26, 2015.

During 2014, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount
October 21, 2014	October 22, 2014	$74
July 30, 2014	July 31, 2014	$51
April 30, 2014	May 1, 2014	$40
February 19, 2014	February 20, 2014	$37

During 2013, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount
October 29, 2013	October 31, 2013	$65
July 31, 2013	August 1, 2013	$68
May 1, 2013	May 2, 2013	$49
February 13, 2013	February 15, 2013	$31

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor's board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor's distributions are limited by its required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2014, Oncor's regulatory capitalization ratio was 58.8% debt and 41.2% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility's debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2014, $184 million was available for distribution to Oncor's members under the capital structure restriction, of which approximately 80% relates to our ownership interest.

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to accumulated other comprehensive income (loss) for the year ended December 31, 2014.

	Cash Flow Hedges - Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2013	$(21)	$(18)	$(39)
Defined benefit pension plans (net of tax)	—	(49)	(49)
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2
Balance at December 31, 2014	$(19)	$(67)	$(86)

The following table presents the changes to accumulated other comprehensive income (loss) for the year ended December 31, 2013.

	Cash Flow Hedges - Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2012	$(23)	$(2)	$(25)
Defined benefit pension plans (net of tax)	—	(16)	(16)
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2
Balance at December 31, 2013	$(21)	$(18)	$(39)

10.	NONCONTROLLING INTERESTS

At December 31, 2014, Oncor's ownership was as follows: 80.03% held by us, 19.75% held by Texas Transmission and 0.22% held indirectly by certain members of Oncor’s management team and board of directors.

11.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor's recovery of pension and OPEB costs applicable to services of its active and retired employees, as well as services of other EFH Corp. active and retired employees prior to the deregulation and disaggregation of EFH Corp.'s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, Oncor entered into an agreement with EFH Corp. whereby we assumed responsibility for applicable pension and OPEB costs related to those personnel's recoverable service.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2014 and 2013, Oncor had recorded regulatory assets totaling $1.166 billion and $786 million, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

In a 2012 agreement described below, Oncor assumed primary responsibility for retirement costs related to certain non-recoverable service. Any retirement costs associated with non-recoverable service is not recoverable through rates.

Pension Plans

Oncor participates in and has liabilities under the Oncor Retirement Plan and the EFH Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is the sponsors’ policy to fund the plans on a current basis to the extent required under existing federal tax and ERISA regulations.

In August 2012, EFH Corp. approved certain amendments to the EFH Retirement Plan. These actions were completed in the fourth quarter of 2012, and the amendments resulted in:

•
the splitting off of assets and liabilities under the plan associated with Oncor’s employees and all retirees and terminated vested participants of EFH Corp. and its subsidiaries (including discontinued businesses) to a new qualified pension plan that provides benefits identical to those provided under the EFH Retirement Plan, for which Oncor assumed sponsorship from EFH Corp. effective January 1, 2013 (Oncor Retirement Plan);

•	maintaining assets and liabilities under the plan associated with active collective bargaining unit (union) employees of EFH Corp.'s competitive subsidiaries under the current plan;

•
the splitting off of assets and liabilities under the plan associated with all other plan participants (active nonunion employees of EFH Corp.'s competitive businesses) to a terminating plan, freezing benefits and vesting all accrued plan benefits for these participants, and

•	the termination of, distributions of benefits under, and settlement of all of EFH Corp.'s liabilities under the terminating plan.

As a result of these actions and in connection with assuming sponsorship of the Oncor Retirement Plan, Oncor entered into an agreement with EFH Corp. to assume primary responsibility for benefits of certain participants for whom EFH Corp. bore primary funding responsibility (a closed group of retired and terminated vested plan participants not related to Oncor’s regulated utility business) at December 31, 2012. As Oncor received a corresponding amount of assets with the assumed liabilities, execution of the agreement did not have a material impact on its reported results of operations or financial condition. In the fourth quarter of 2012, EFH Corp. made cash contributions totaling $259 million to settle the terminating plan obligations and fully fund its obligations under the Oncor Retirement Plan.

Oncor also has supplemental pension plans for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan, the information for which is included below.

OPEB Plan

Until July 1, 2014, Oncor participated with EFH Corp. and other subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees (EFH OPEB Plan). As discussed below, Oncor ceased participation in the EFH OPEB Plan and established its own OPEB plan for Oncor’s eligible employees and their dependents (Oncor OPEB Plan). For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

In April 2014, Oncor entered into an agreement with EFH Corp. in which it agreed to transfer to the Oncor OPEB Plan effective July 1, 2014, the assets and liabilities related to its eligible current and future retirees as well as certain eligible retirees of EFH Corp. whose employment included service with both Oncor (or a predecessor regulated electric business) and a non-regulated business of EFH Corp. Pursuant to the agreement, EFH Corp. will retain its portion of the liability for retiree benefits related to those retirees. Since the Oncor OPEB Plan offers identical coverages as the EFH OPEB Plan and Oncor and EFH Corp. retain the same responsibility for participants as before, there was no financial impact as a result of the transfer other than from a remeasurement of the Oncor OPEB Plan’s asset values and obligations. As Oncor is not responsible for EFH Corp.’s portion of the Oncor OPEB Plan’s unfunded liability totaling $101 million as of December 31, 2014, that amount is not reported on our balance sheet.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to Oncor's portion of the various plans based on actuarial computations and reflect Oncor's employee and retiree demographics as described above. Oncor's net costs related to pension and OPEB plans for the years ended December 31, 2014, 2013 and 2012 were comprised of the following:

	Year Ended December 31,
	2014	2013	2012
Pension cost	$58	$95	$179
OPEB cost	48	37	27
Total benefit cost	106	132	206
Less amounts deferred as a regulatory asset or property	(69)	(95)	(169)
Net amounts recognized as expense	$37	$37	$37

Oncor and EFH Corp. use the calculated value method to determine the market-related value of the assets held in the trust for purposes of calculating pension costs. Oncor and EFH Corp. include the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

Oncor and EFH Corp. use the fair value method to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2014, 2013 and 2012 measurement dates:

	Pension Plans			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2014	2013	2012	2014	2013	2012
Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate (a)	4.74%	4.10%	5.00%	4.98%	4.10%	4.95%
Expected return on plan assets	6.47%	6.14%	7.40%	7.05%	6.70%	6.80%
Rate of compensation increase	3.94%	3.94%	3.81%	—	—	—
Components of Net Pension and OPEB Costs:
Service cost	$23	$26	$23	$6	$6	$5
Interest cost	132	122	106	44	36	39
Expected return on assets	(136)	(123)	(109)	(12)	(11)	(12)
Amortization of net transition obligation	—	—	—	—	—	1
Amortization of prior service cost (credit)	—	—	—	(20)	(20)	(20)
Amortization of net loss	39	69	78	30	26	14
Settlement charges	—	1	81	—	—	—
Net periodic pension and OPEB costs	58	95	179	48	37	27
Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Net loss (gain)	388	(139)	110	128	—	83
Amortization of net loss	(39)	(69)	(78)	(30)	(26)	(14)
Amortization of transition obligation (asset)	—	—	—	—	—	(1)
Amortization of prior service (cost) credit	—	—	—	20	20	20
Settlement charges	—	(1)	(81)	—	—	—
Curtailment	—	—	(5)	—	—	—
Total recognized as regulatory assets or other comprehensive income	349	(209)	(54)	118	(6)	88
Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$407	$(114)	$125	$166	$31	$115
____________

(a)
As a result of the 2012 amendments discussed above, the discount rate reflected in net pension costs for January through July 2012 was 5.00%, for August through September 2012 was 4.15% and for October through December 2012 was 4.20%. As a result of the transfer of OPEB plan assets and liabilities from the EFH OPEB Plan to the Oncor OPEB Plan discussed above, the discount rate reflected in OPEB costs for January through June 2014 was 4.98% and for July through December 2014 was 4.39%.

	Pension Plans			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2014	2013	2012	2014	2013	2012
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	3.96%	4.74%	4.10%	4.23%	4.98%	4.10%
Rate of compensation increase	3.29%	3.94%	3.94%	—	—	—

	Pension Plans		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$2,857	$3,038	$924	$913
Service cost	23	26	6	6
Interest cost	132	122	44	36
Participant contributions	—	—	15	14
Medicare Part D reimbursement	—	—	—	2
Settlement charges	—	(3)	—	—
Curtailment	—	—	—	—
Actuarial (gain) loss	515	(183)	128	10
Benefits paid	(148)	(143)	(63)	(57)
Projected benefit obligation at end of year	$3,379	$2,857	$1,054	$924
Accumulated benefit obligation at end of year	$3,260	$2,752	$—	$—

Change in Plan Assets:
Fair value of assets at beginning of year	$2,271	$2,327	$179	$190
Actual return (loss) on assets	263	80	12	21
Employer contributions	68	9	18	11
Settlement charges	—	(2)	—	—
Participant contributions	—	—	15	14
Benefits paid	(148)	(143)	(63)	(57)
Fair value of assets at end of year	2,454	2,271	161	179

Funded Status:
Projected benefit obligation at end of year	$(3,379)	$(2,857)	$(1,054)	$(924)
Fair value of assets at end of year	2,454	2,271	161	179
Funded status at end of year	$(925)	$(586)	$(893)	$(745)

	Pension Plans		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(4)	$(3)	$—	$—
Other noncurrent liabilities	(921)	(583)	(893)	(745)
Net liability recognized	$(925)	$(586)	$(893)	$(745)
Regulatory assets:
Net loss	$619	$362	$316	$220
Prior service cost (credit)	—	—	(70)	(91)
Net regulatory asset recognized	619	362	246	129
Accumulated other comprehensive net loss	$126	$33	$2	$1

The following tables provide information regarding the assumed health care cost trend rates

	Year Ended December 31,
	2014	2013
Assumed Health Care Cost Trend Rates - Not Medicare Eligible:
Health care cost trend rate assumed for next year	8.00%	8.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2022	2022

Assumed Health Care Cost Trend Rates - Medicare Eligible:
Health care cost trend rate assumed for next year	6.50%	7.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2021

	1-Percentage Point Increase	1-Percentage Point Decrease
Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$161	$(129)
Effect on postretirement benefits cost	8	(7)

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2014	2013
Pension Plans with PBO and ABO in Excess of Plan Assets:
Projected benefit obligations	$3,379	$2,857
Accumulated benefit obligations	3,260	2,752
Plan assets	454	2,271

Pension and OPEB Plans Investment Strategy and Asset Allocations

Oncor's investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity and real estate securities are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, US Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists Oncor in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The retirement plans' investments are managed in two pools: one associated with the recoverable service portion of plan obligations related to Oncor's regulated utility business, and the other associated with plan obligations for the closed group of retired and terminated plan participants not related to Oncor’s regulated utility business that Oncor assumed from EFH Corp. as discussed above. The recoverable service portion is invested in a broadly diversified portfolio of equity and fixed income securities. The nonrecoverable service portion is invested in fixed income securities intended to fully hedge the obligations, within practical limitations.

The target asset allocation ranges of pension plan investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Nonrecoverable
US equities	19%-25%	—
International equities	14%-20%	—
Fixed income	48%-65%	100%
Real estate	2%-7%	—

The investment objective for the OPEB plan primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2014 provided below are consistent with the asset allocation targets.

Fair Value Measurement of Pension Plans Assets

At December 31, 2014 and 2013, pension plans assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2014				At December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$120	$—	$120	$—	$160	$—	$160
Equity securities:
US	233	85	—	318	250	82	—	332
International	281	12	—	293	337	7	—	344
Fixed income securities:
Corporate bonds (a)	—	1,384	—	1,384	—	1,265	—	1,265
US Treasuries	—	143	—	143	—	108	—	108
Other (b)	—	157	—	157	—	55	—	55
Real estate	—	31	8	39	—	—	7	7
Total assets	$514	$1,932	$8	$2,454	$587	$1,677	$7	$2,271
____________

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody's.

(b)	Other consists primarily of municipal bonds, emerging market debt, bank loans and fixed income derivative instruments.

There was no significant change in the fair value of Level 3 assets in the periods presented.

Fair Value Measurement of OPEB Plan Assets

At December 31, 2014 and 2013, OPEB plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2014				At December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$2	$3	$—	$5	$—	$6	$—	$6
Equity securities:
US	54	4	—	58	53	5	—	58
International	31	—	—	31	35	—	—	35
Fixed income securities:
Corporate bonds (a)	—	31	—	31	—	34	—	34
US Treasuries	—	1	—	1	—	1	—	1
Other (b)	34	1	—	35	43	2	—	45
Total assets	$121	$40	$—	$161	$131	$48	$—	$179
____________

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody's.

(b)	Other consists primarily of diversified bond mutual funds.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans' strategic asset allocation is determined in conjunction with the plans' advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		OPEB Plan
Asset Class	Expected Long-Term Rate of Return	Plan Type	Expected Long-Term Returns
International equity securities	7.50%
US equity securities	6.80%	401(h) accounts	6.96%
Real estate	6.10%	Life insurance VEBA	6.45%
Credit strategies	4.74%	Union VEBA	6.45%
Fixed income securities	4.40%	Non-union VEBA	2.90%
Weighted average (a)	5.94%	Weighted average	6.65%
____________

(a)	The 2015 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 3.95%.

Significant Concentrations of Risk

The plans' investments are exposed to risks such as interest rate, capital market and credit risks. Oncor and EFH Corp. seek to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While Oncor and EFH Corp. recognize the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor retirement plans at December 31, 2014, Oncor selected the assumed discount rate using the Aon Hewitt AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2014 consisted of 1,160 corporate bonds with an average rating of AA and AAA using Moody's, S&P and Fitch ratings. For the Oncor OPEB Plan and the EFH Retirement Plan at December 31, 2014, Oncor and EFH Corp., respectively, selected the assumed discount rate using the Aon Hewitt AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2014 consisted of 415 corporate bonds with an average rating of AA using Moody's, S&P and Fitch ratings.

Amortization in 2015

In 2015, amortization of the net actuarial loss and prior service credit for the defined benefit pension plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $63 million and a less than $1 million credit, respectively. Amortization of the net actuarial loss and prior service credit for the OPEB plans from regulatory assets into net periodic benefit cost is expected to be $33 million and a $20 million credit, respectively.

Pension and OPEB Plan Cash Contributions

Oncor's contributions to the benefit plans were as follows:

	Year Ended December 31,
	2014	2013	2012
Pension plans contributions	$68	$9	$93
OPEB plan contributions	18	11	11
Total contributions	$86	$20	$104

Oncor's funding for the pension plans and the Oncor OPEB Plan is expected to total $45 million and $31 million, respectively, in 2015 and approximately $407 million and $156 million, respectively, in the 2015 to 2019 period.

Future Benefit Payments

Estimated future benefit payments to beneficiaries are as follows:

	2015	2016	2017	2018	2019	2020-24
Pension benefits	$159	$165	$170	$176	$182	$990
OPEB	$44	$46	$48	$51	$53	$295

Thrift Plan

Oncor employees are eligible to participate in a qualified savings plan, a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the plan, employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan's investment options.

Until January 1, 2015, the thrift plan in which Oncor’s eligible employees were able to participate was sponsored by EFH Corp. (EFH Thrift Plan). Oncor’s contributions to the EFH Thrift Plan totaled $13 million, $13 million and $12 million for the years ended December 31, 2014, 2013 and 2012, respectively. Effective January 1, 2015, the accounts of Oncor participants were transferred from the EFH Thrift Plan to an Oncor-sponsored spin-off of the EFH Thrift Plan (Oncor Thrift Plan). Oncor’s matching contributions are the same under the Oncor Thrift Plan as they were under the EFH Thift Plan at the time of the transfer. Since the Oncor Thrift Plan offers identical benefits to our employees, transfer to the Oncor Thrift Plan is not expected to have an impact on our results of operations, financial condition or cash flows.

12.	STOCK-BASED COMPENSATION

Oncor currently does not offer stock-based compensation to its employees or directors. In 2008, Oncor established the SARs Plan under which certain of its executive officers and key employees were granted stock appreciation rights payable in cash, or in some circumstances, Oncor membership interests. In February 2009, Oncor established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of its board of directors and other persons having a relationship with Oncor were granted SARs payable in cash, or in some circumstances, Oncor membership interests.

In November 2012, Oncor accepted the early exercise of all outstanding SARs (both vested and unvested, totaling 14,322,219 SARs under the SARs Plan and 55,000 SARs under the Director SARs Plan) issued to date pursuant to both SARs Plans. The early exercise was permitted by Oncor’s board of directors pursuant to the provision of the SARs Plan that permits the board to accelerate the vesting and exercisability of SARs. The early exercise of SARs entitled each participant in the SARs Plan to: (1) an exercise payment (Exercise Payment) equal to the number of SARs exercised multiplied by the difference between $14.54 and the base price of the SARs (as stated in the award letter for each SARs grant); and (2) the accrual of interest on all dividends declared to date with respect to the SARs, but no further dividend accruals. As a result of the early exercise, in 2012 Oncor paid an aggregate of approximately $64 million related to Exercise Payments ($57 million charged to expense), and began accruing interest on approximately $18 million in aggregate dividends.

Additionally, certain executive officers agreed to defer payment of a portion of his/her Exercise Payment into a bankruptcy remote investment trust until the earlier of November 7, 2016 or the occurrence of an event triggering SAR exercisability pursuant to Section 5(c)(ii) of the SARs Plan. These deferred payments totaled approximately $6 million in the aggregate. In July 2014, the O&C Committee of Oncor’s board of directors approved the early distribution of these deferred amounts and the winding up of the trust. As a result, in August 2014 the trust was dissolved and all deferred payments held in the trust were distributed to the respective executive officers, together with a proportionate share of the trust's aggregate investment earnings.

As described above, as part of the 2012 early exercise of SARs Oncor began accruing interest on dividends declared with respect to the SARs. Under both SARs plans, dividends that are paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the exercise of the SARs. As a result, in 2012 Oncor recorded compensation expense of approximately $6 million relating to dividend accruals through November 2012. For accounting purposes, the liability is discounted based on an employee's or director's expected retirement date. Oncor recognized $1 million, $2 million and $1 million in accretion and interest with respect to such dividends in 2014, 2013 and 2012, respectively.

13.	RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters. See Note 3 for additional information regarding related-party contingencies resulting from the EFH Bankruptcy Proceedings.

•
Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $971 million, $967 million and $962 million for each of the years ended December 31, 2014, 2013 and 2012, respectively. The fees are based on rates regulated by the PUCT that apply to all REPs. The balance sheets at December 31, 2014 and 2013 reflect net accounts receivable from affiliates totaling $118 million ($52 million of which was unbilled) and $135 million ($56 million of which was unbilled), respectively, primarily consisting of trade receivables from TCEH related to these electricity delivery fees.

Trade accounts and other receivables from affiliates - net reported on our balance sheet consisted of the following:

	At December 31,
	2014	2013
Trade accounts and other receivables from affiliates	$123	$141
Trade accounts and other payables to affiliates	(5)	(6)
Trade accounts and other receivables from affiliates — net	$118	$135

•
EFH Corp. subsidiaries charge Oncor for certain administrative services at cost. Oncor’s payments to EFH Corp. subsidiaries for administrative services, which are primarily reported in operation and maintenance expenses, totaled $32 million, $30 million and $32 million for the years ended December 31, 2014, 2013 and 2012, respectively. Oncor and EFH Corp. also charge each other for shared facilities at cost. Oncor’s payments to EFH Corp. subsidiaries for shared facilities totaled $4 million, $4 million and $5 million for the years ended December 31, 2014, 2013 and 2012, respectively. Payments Oncor received from EFH Corp. subsidiaries related to shared facilities, totaled $2 million for each of the years ended December 31, 2014 and 2013 and 2012.

•
Through June 30, 2014, Oncor participated in the Energy Future Holdings Health and Welfare Benefit Program which provided employee benefits to Oncor’s workforce. In October 2013, Oncor notified EFH Corp. of its intention to withdraw from the benefit program effective June 30, 2014 and entered into an agreement with EFH Corp. pursuant to which Oncor paid EFH Corp. $1 million in June 2014 to reimburse EFH Corp. for its increased costs under the program as a result of Oncor’s withdrawal from the program and the additional administrative work required to effectuate Oncor’s withdrawal from the benefit program and transition to the new benefit program. In April 2014, Oncor entered into a welfare benefit administration agreement with EFH Corp., pursuant to which EFH Corp. continued to provide Oncor with welfare benefit administration services under Oncor’s new benefit plans from July 1, 2014 until December 31, 2014. These amounts are included in the administrative services payments to EFH Corp. subsidiaries reported above.

•
We are a member of EFH Corp.'s consolidated tax group, though Oncor is not, and EFH Corp.'s consolidated federal income tax return includes our results. Under the terms of a tax sharing agreement, we are obligated to make payments to EFH Corp. in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission and Investment LLC, pro rata in accordance with their respective membership interests in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. EFH Corp. also includes Oncor's results in its consolidated Texas state margin tax return, and consistent with the tax sharing agreement, Oncor remits to EFH Corp. Texas margin tax payments, which are accounted for as income taxes and calculated as if Oncor was filing its own return. Our results are also included in the consolidated Texas state margin tax return filed by EFH Corp. See discussion in Note 1 to Financial Statements in our 2013 Audited Financial Statements under "Income Taxes."

Amounts payable to (receivable from) EFH Corp. related to income taxes under the tax sharing agreement and reported on our balance sheet consisted of the following:

	At December 31,
	2014	2013
Federal income taxes receivable	$(144)	$(16)
Federal income taxes payable	—	—
Texas margin taxes payable	24	23
Net payable (receivable)	$(120)	$7

Cash payments made to (received from) EFH Corp. related to income taxes consisted of the following:

	Year Ended December 31,
	2014	2013	2012
Federal income taxes (a)	$239	$113	$14
State margin taxes (b)	22	11	21
Total payments	$261	$124	$35
_________
(a)Includes $33 million payment made to EFH Corp. in 2013 related to the 1997-2002 IRS appeals settlement.

(b)	Includes $10 million refund received from EFH Corp. in 2013 related to 1997-2001 amended Texas franchise tax returns.

•
Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect transition bond-related charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, at both December 31, 2014 and 2013, TCEH had posted letters of credit each in the amount of $9 million for Oncor’s benefit.

•
Under Texas regulatory provisions, the trust fund for decommissioning TCEH's Comanche Peak nuclear generation facility is funded by a delivery fee surcharge Oncor collects from REPs and remits monthly to TCEH. Delivery fee surcharges totaled $17 million for the year ended December 31, 2014 and $16 million for each of the years ended December 31, 2013 and 2012. Oncor's sole obligation with regard to nuclear decommissioning is as the collection agent of funds charged to ratepayers for nuclear decommissioning activities. If, at the time of decommissioning, actual decommissioning costs exceed available trust funds, Oncor would not be obligated to pay any shortfalls but would be required to collect any rates approved by the PUCT to recover any additional decommissioning costs. Further, if there were to be a surplus when decommissioning is complete, such surplus would be returned to ratepayers under terms prescribed by the PUCT.

•
Prior to August 2012, Oncor recognized interest income from TCEH under an agreement related to our generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Bondco. This interest income, which served to offset Oncor’s interest expense on the transition bonds, totaled $16 million for the year ended December 31, 2012. Also prior to August 2012, Oncor received reimbursement under a note receivable from TCEH for incremental amounts payable related to income taxes as a result of delivery fee surcharges related to the transition bonds. Amounts received under the note receivable for the year ended December 31, 2012 totaled $20 million.

In August 2012, Oncor sold to EFIH all future interest reimbursements and the remaining $159 million obligation under the note with TCEH. As a result, EFIH paid, and Oncor received, an aggregate $159 million for the agreements. The sale of the related-party agreements was reported as a $2 million (after tax) decrease in total membership interests in 2012 in accordance with accounting rules for related-party matters.

•
In connection with assuming sponsorship of the Oncor Retirement Plan, Oncor entered into an agreement with EFH Corp. to assume primary responsibility for retirement benefits of a closed group of retired and terminated vested retirement plan participants not related to its regulated utility business. As the Oncor Retirement Plan received an amount of plan assets equal to the liabilities Oncor assumed for those participants, execution of the agreement did not have a material impact on its reported results of operations or financial condition. See Note 10 for further information regarding funding for the pension plans.

•
Affiliates of the Sponsor Group have, and from time-to-time may in the future (1) sell, acquire or participate in the offerings of Oncor's debt or debt securities in open market transactions or through loan syndications, and (2) perform various financial advisory, dealer, commercial banking and investment banking services for Oncor and certain of our affiliates for which they have received or will receive customary fees and expenses.

See Notes 4, 9 and 11 for information regarding the tax sharing agreement, distributions to EFIH and Oncor's participation in the EFH Corp. pension and OPEB plans, respectively.

14.	SUPPLEMENTARY FINANCIAL INFORMATION

Variable Interest Entities

Oncor is the primary beneficiary and consolidates a wholly-owned VIE, Bondco, which was organized for the limited purpose of issuing specific transition bonds and purchasing and owning transition property acquired from Oncor that is pledged as collateral to secure the bonds. Oncor acts as the servicer for this entity to collect transition charges authorized by the PUCT. These funds are remitted to the trustee and used for interest and principal payments on the transition bonds and related costs.

The material assets and liabilities of Bondco are presented separately on the face of our Consolidated Balance Sheet because the assets are restricted and can only be used to settle the obligations of Bondco, and Bondco’s creditors do not have recourse to our general credit or assets.

Oncor's maximum exposure does not exceed its equity investment in Bondco, which was $16 million at both December 31, 2014 and 2013. Oncor did not provide any financial support to Bondco during the years ended December 31, 2014, 2013 and 2012.

Major Customers
Revenues from TCEH represented 25%, 27% and 29% of total operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Revenues from REP subsidiaries of a nonaffiliated entity, collectively represented 16% of total operating revenues for the year ended December 31, 2014 and 15% of total operating revenues for each of the years ended December 31, 2013 and 2012. No other customer represented 10% or more of total operating revenues in the years ended December 31, 2014, 2013 or 2012.

Other Income and Deductions

	Year Ended December 31,
	2014	2013	2012
Other income:
Accretion of fair value adjustment (discount) to regulatory assets due to purchase accounting	$12	$17	$23
Net gain on sale of other properties and investments	1	1	3
Total other income	$13	$18	$26
Other deductions:
Professional fees	$14	$10	$3
SARs exercise (Note 12)	—	2	57
Other	1	3	4
Total other deductions	$15	$15	$64

Interest Expense and Related Charges

	Year Ended December 31,
	2014	2013	2012
Interest expense	$355	$360	$366
Amortization of debt issuance costs and discounts	3	21	18
Allowance for funds used during construction -capitalized interest portion	(5)	(10)	(10)
Total interest expense and related charges	$353	$371	$374

Restricted Cash

Restricted cash amounts reported on our balance sheet consisted of the following:

	At December 31, 2014		At December 31, 2013
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Customer collections related to transition bonds used only to service debt and pay expenses	$56	$—	$52	$—
Reserve for fees associated with transition bonds	—	10	—	10
Reserve for shortfalls of transition bond charges	—	6	—	6
Total restricted cash	$56	$16	$52	$16

Trade Accounts Receivable

Trade accounts receivable reported on our balance consisted of the following:

	At December 31,
	2014	2013
Gross trade accounts receivable	$531	$527
Trade accounts receivable from TCEH	(121)	(139)
Allowance for uncollectible accounts	(3)	(3)
Trade accounts receivable from nonaffiliates - net	$407	$385

Gross trade accounts receivable at December 31, 2014 and 2013 included unbilled revenues of $182 million and $180 million, respectively. At both December 31, 2014 and 2013, REP subsidiaries of a nonaffiliated entity collectively represented approximately 12% of the nonaffiliated trade accounts receivable amount.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset. Due to commitments made to the PUCT in 2007, we are not allowed to recover bad debt expense, or certain other costs and expenses, from ratepayers in the event of a default or bankruptcy by an affiliate REP.

Investments and Other Property
Investments and other property reported on our balance consisted of the following:

	At December 31,
	2014	2013
Assets related to employee benefit plans, including employee savings programs	$94	$88
Land	3	3
Total investments and other property	$97	$91

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2014 and 2013, the face amount of these policies totaled $167 million and $159 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $76 million and $71 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2014	2014	2013
Assets in service:
Distribution	4.1% / 24.6 years	$10,423	$10,055
Transmission	2.8% / 35.7 years	6,861	6,133
Other assets	9.2% / 10.9 years	954	868
Total		18,238	17,056
Less accumulated depreciation		6,125	5,725
Net of accumulated depreciation		12,113	11,331
Construction work in progress		335	556
Held for future use		15	15
Property, plant and equipment - net		$12,463	$11,902

Depreciation expense as a percent of average depreciable property approximated 3.6%, 3.7% and 4.9% for the years ended December 31, 2014, 2013 and 2012, respectively.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet consisted of the following:

	At December 31, 2014			At December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Identifiable intangible assets subject to amortization included in property, plant and equipment:
Land easements	$463	$86	$377	$440	$82	$358
Capitalized software	433	242	191	385	189	196
Total	$896	$328	$568	$825	$271	$554

Aggregate amortization expense for intangible assets totaled $58 million, $53 million and $53 million for each of the years ended December 31, 2014, 2013 and 2012, respectively. At December 31, 2014, the weighted average remaining useful lives of capitalized land easements and software were 85 years and 3 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2015	$62
2016	59
2017	51
2018	45
2019	42

At both December 31, 2014 and 2013, goodwill totaling $4.1 billion was reported on the balance sheet. None of this goodwill is being deducted for tax purposes (see Note 1 regarding goodwill impairment assessment and testing).

Other Noncurrent Liabilities and Deferred Credits

Other noncurrent liabilities and deferred credits reported on our balance sheet consisted of the following:

	At December 31,
	2014	2013
Retirement plans and other employee benefits	$1,894	$1,399
Liabilities related to subsidiary tax sharing agreement	256	268
Uncertain tax positions (including accrued interest)	2	56
Amount payable related to income taxes	17	17
Investment tax credits	17	20
Other	59	62
Total	$2,245	$1,822

Supplemental Cash Flow Information

	Year Ended December 31,
	2014	2013	2012
Cash payments (receipts) related to:
Interest	$356	$361	$378
Capitalized interest	(5)	(10)	(10)
Interest (net of amounts capitalized).	$351	$351	$368
Income taxes
Federal	$293	$124	$9
State	22	11	21
Total income taxes	$315	$135	$30
SARs exercise	$—	$4	$64
Noncash investing and financing activities:
Construction expenditures (a)	$82	$84	$103
____________

(a)	Represents end-of-period accruals.

15.	CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONDENSED FINANCIAL INFORMATION

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,
	2014	2013	2012
Income tax expense	$(11)	$(10)	$(9)
Equity in earnings of subsidiary	360	345	279
Net income	349	335	270
Other comprehensive income (net of tax benefit of $12, $3 and $—)	(47)	(11)	—
Comprehensive income	302	324	270

See Notes to Financial Statements.

CONDENSED STATEMENTS OF CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2014	2013	2012

Cash provided by operating activities	$202	$214	$146
Cash used in financing activities — distributions paid to parent	(202)	(213)	(147)
Net change in cash and cash equivalents	—	1	(1)
Cash and cash equivalents - beginning balance	$1	$—	$1
Cash and cash equivalents - ending balance	$1	$1	$—

See Notes to Financial Statements.

CONDENSED BALANCE SHEETS
(millions of dollars)

	At December 31,
	2014	2013
ASSETS
Cash and cash equivalents — current	$1	$1
Investments — noncurrent	6,274	6,226
Accumulated deferred income taxes	37	—
Total assets	$6,312	$6,227
LIABILITIES AND MEMBERSHIP INTEREST

Income taxes payable to EFH Corp. — current	$6	$5
Accumulated deferred income taxes	—	24
Other noncurrent liabilities and deferred credits	256	248
Total liabilities	262	277

Membership interest	6,050	5,950
Total liabilities and membership interest	$6,312	$6,227

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to "we," "our," "us" and "the company" are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context.

The accompanying unconsolidated condensed balance sheets are presented at December 31, 2014 and 2013, and the accompanying unconsolidated statements of income and cash flows are presented for the years ended December 31, 2014, 2013 and 2012. We are a Delaware limited liability company wholly-owned by EFIH, which is a wholly owned subsidiary of EFH Corp. As of December 31, 2014, we own approximately 80% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the US Securities and Exchange Commission. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 14. Our subsidiary has been accounted for under the equity method. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor’s distributions are limited by its required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2014, Oncor’s regulatory capitalization ratio was 58.8% debt and 41.2% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2014, $184 million was available for distribution to Oncor’s members under the capital structure restriction, of which approximately 80% relates to our ownership interest.

On February 25, 2015, Oncor’s board of directors declared a cash distribution of $74 million, which was paid to us on February 26, 2015. During 2014, 2013 and 2012, Oncor’s board of directors declared, and Oncor paid to us cash distributions totaling $202 million, $213 million and $147 million, respectively.

Supplemental Cash Flow Information

	Year Ended December 31,
	2014	2013	2012
Cash payments to EFH Corp. related to federal income taxes	$24	$34	$33